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                            CERTIFICATE OF AMENDMENT
                                       of
                         HARBOR ACQUISITION CORPORATION

     The undersigned, being the duly elected and acting Chairman of Harbor Acquisition Corporation (the "Corporation"), does hereby certify and state that the following action has been adopted as of the date hereof in accordance with the provisions of Section 228(e) of the General Corporation Law of the State of
Delaware:


     FIRST: The name of the corporation is: Harbor Acquisition Corporation (the "Corporation").

     SECOND: Paragraph A of Article IV of the Certificate of Incorporation of the Corporation is hereby amended by deletion of said Paragraph A in its entirety and substitution therefor by the following new Paragraph A:

         FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares the Corporation is authorized to issue is Seventy-One Million (71,000,000) shares of which Seventy Million (70,000,000) shall be common stock (the "Common Stock") and One Million (1,000,000) shares of which shall be preferred stock (the "Preferred Stock"). The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share.

     THIRD:   This Certificate of Amendment shall be effective upon filing with the Secretary of State of the State of Delaware.


     Dated:   April 14, 2006

                                       HARBOR ACQUISITION CORPORATION



                                       By: /s/ ROBERT J. HANKS
                                           -----------------------------------
                                           Robert J. Hanks,
                                           CHIEF EXECUTIVE OFFICER